Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Renalytix plc for the registration of up to an aggregate amount of $200,000,000 of any combination of the securities, including ordinary shares, American Depositary Shares, representing our ordinary shares, debt securities or warrants to purchase any of such securities, and to the incorporation by reference therein of our report dated September 28, 2023, with respect to the consolidated financial statements of Renalytix plc included in its Annual Report (Form 10-K) for the year ended June 30, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Iselin, New Jersey

September 28, 2023